UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                              SCHEDULE 13D


               Under the Securities Exchange Act of 1934
                            (Amendment No.      )*

                         INTRAOP MEDICAL CORPORATION
               (FORMERLY NAMED DIGITALPREVIEWS.COM, INC.)
                            (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                               46118N101
                             (CUSIP Number )


                   Peyton, Chandler & Sullivan, Inc.
                     720 Sunrise Ave., Suite 100-C
                          Roseville, CA 95661
                               (916) 772-8111
                             Attn:  Richard From
             (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)


                            December 1, 2003
         (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ( )

CUSIP No.  46118N101              13D

1. Names Of Reporting Persons. I.R.S. Identification No. Of Above Person (Entities Only)
          Constantino Galaxidas Real Estate Money Purchase Pension Plan


2.  Check The Appropriate Box If A Member Of A Group
          (a)
          (b) x


3.  SEC Use Only


4.  Source of Funds
          OO


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization
          California


Number of                         7.  Sole Voting Power
Shares                                  66,667 shares
Beneficially                      8.  Shared Voting Power
Owned By                                0 shares
Each                              9.  Sole Dispositive Power
Reporting                               66,667 shares
Person                           10.  Shared Dispositive Power
With                                    0 shares


11.  Aggregate Amount Beneficially Owned By Each Reporting Person
          66,667 shares


12.  Check If The Aggregate Amount In Row (11) Excludes Certain Shares


13.  Percent Of Class Represented By Amount In Row 11
          0.30 percent


14.  Type Of Reporting Person
          OO

CUSIP NO. 46118N101               13D

1. Names Of Reporting Persons. I.R.S. Identification No. Of Above Person (Entities Only)
          Richard From


2.  Check The Appropriate Box If A Member Of A Group
          (a)
          (b) x


3.  SEC Use Only


4.  Source of Funds
          PF, OO


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
          X


6.  Citizenship or Place of Organization
          United States


Number of                         7.  Sole Voting Power
Shares                                  452,436 shares
Beneficially                      8.  Shared Voting Power
Owned By                                677,436 shares *
Each                              9.  Sole Dispositive Power
Reporting                               452,436 shares
Person                           10.  Shared Dispositive Power
With                                    677,436 shares *


11  Aggregate Amount Beneficially Owned By Each Reporting Person
          677,436 shares *


12.  Check If The Aggregate Amount In Row (11) Excludes Certain Shares


13.  Percent Of Class Represented By Amount In Row 11
          3.04 percent


14.  Type Of Reporting Person
          IN


*  Includes the number of shares held by Peyton, Chandler &
Sullivan,Inc.

CUSIP NO. 46118N101               13D

1. Names Of Reporting Persons. I.R.S. Identification No. Of Above Person (Entities Only)
          John From


2.  Check The Appropriate Box If A Member Of A Group
          (a)
          (b) x


3.  SEC Use Only


4.  Source of Funds
          PF, OO


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization
          United States


Number of                         7.  Sole Voting Power
Shares                                  652,235 shares
Beneficially                      8.  Shared Voting Power
Owned By                                0 shares
Each                              9.  Sole Dispositive Power
Reporting                               652,235 shares
Person                           10.  Shared Dispositive Power
With                                    0 shares


11  Aggregate Amount Beneficially Owned By Each Reporting Person
          652,235 shares


12.  Check If The Aggregate Amount In Row (11) Excludes Certain Shares


13.  Percent Of Class Represented By Amount In Row 11
          2.93 percent


14.  Type Of Reporting Person
          IN

CUSIP NO. 46118N101               13D

1. Names Of Reporting Persons. I.R.S. Identification No. Of Above Person (Entities Only)
          Carl Hsu


2.  Check The Appropriate Box If A Member Of A Group
          (a)
          (b) x


3.  SEC Use Only


4.  Source of Funds
          PF


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization
          United States


Number of                         7.  Sole Voting Power
Shares                                  66,667 shares
Beneficially                      8.  Shared Voting Power
Owned By                                0 shares
Each                              9.  Sole Dispositive Power
Reporting                               66,667 shares
Person                           10.  Shared Dispositive Power
With                                    0 shares


11  Aggregate Amount Beneficially Owned By Each Reporting Person
          66,667 shares


12.  Check If The Aggregate Amount In Row (11) Excludes Certain Shares


13.  Percent Of Class Represented By Amount In Row 11
          0.30 percent


14.  Type Of Reporting Person
          IN

CUSIP NO. 46118N101               13D

1. Names Of Reporting Persons. I.R.S. Identification No. Of Above Person (Entities Only)
          William Minor


2.  Check The Appropriate Box If A Member Of A Group
          (a)
          (b) x


3.  SEC Use Only


4.  Source of Funds
          PF


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization
          United States


Number of                         7.  Sole Voting Power
Shares                                  200,000 shares
Beneficially                      8.  Shared Voting Power
Owned By                                0 shares
Each                              9.  Sole Dispositive Power
Reporting                               200,000 shares
Person                           10.  Shared Dispositive Power
With                                    0 shares


11  Aggregate Amount Beneficially Owned By Each Reporting Person
          200,000 shares


12.  Check If The Aggregate Amount In Row (11) Excludes Certain Shares


13.  Percent Of Class Represented By Amount In Row 11
          0.90 percent


14.  Type Of Reporting Person
          IN

CUSIP NO. 46118N101               13D

1. Names Of Reporting Persons. I.R.S. Identification No. Of Above Person (Entities Only)
          Todd Fuller


2.  Check The Appropriate Box If A Member Of A Group
          (a)
          (b) x


3.  SEC Use Only


4.  Source of Funds
          OO


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization
          United States


Number of                         7.  Sole Voting Power
Shares                                  144,230 shares
Beneficially                      8.  Shared Voting Power
Owned By                                0 shares
Each                              9.  Sole Dispositive Power
Reporting                               144,230 shares
Person                           10.  Shared Dispositive Power
With                                    0 shares


11  Aggregate Amount Beneficially Owned By Each Reporting Person
          144,230 shares


12.  Check If The Aggregate Amount In Row (11) Excludes Certain Shares


13.  Percent Of Class Represented By Amount In Row 11
          0.65 percent


14.  Type Of Reporting Person
          IN

CUSIP NO. 46118N101               13D

1. Names Of Reporting Persons. I.R.S. Identification No. Of Above Person (Entities Only)
          Peyton, Chandler & Sullivan, Inc.


2.  Check The Appropriate Box If A Member Of A Group
          (a)
          (b) x


3.  SEC Use Only


4.  Source of Funds
          WC,OO


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization
          California


Number of                         7.  Sole Voting Power
Shares                                  225,000 shares
Beneficially                      8.  Shared Voting Power
Owned By                                0 shares
Each                              9.  Sole Dispositive Power
Reporting                               225,000 shares
Person                           10.  Shared Dispositive Power
With                                    0 shares


11  Aggregate Amount Beneficially Owned By Each Reporting Person
          225,000 shares


12.  Check If The Aggregate Amount In Row (11) Excludes Certain Shares


13.  Percent Of Class Represented By Amount In Row 11
          1.01 percent


14.  Type Of Reporting Person
          BD,CO

CUSIP NO. 46118N101               13D

1. Names Of Reporting Persons. I.R.S. Identification No. Of Above Person (Entities Only)
          Altavilla Family Trust


2.  Check The Appropriate Box If A Member Of A Group
          (a)
          (b) x


3.  SEC Use Only


4.  Source of Funds
          OO


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization
          California


Number of                         7.  Sole Voting Power
Shares                                  311,500 shares
Beneficially                      8.  Shared Voting Power
Owned By                                0 shares
Each                              9.  Sole Dispositive Power
Reporting                               311,500 shares
Person                           10.  Shared Dispositive Power
With                                    0 shares


11  Aggregate Amount Beneficially Owned By Each Reporting Person
          311,500 shares


12.  Check If The Aggregate Amount In Row (11) Excludes Certain Shares


13.  Percent Of Class Represented By Amount In Row 11
          1.40 percent


14.  Type Of Reporting Person
          OO

CUSIP NO. 46118N101               13D

1. Names Of Reporting Persons. I.R.S. Identification No. Of Above Person (Entities Only)
          Marlin Molinaro


2.  Check The Appropriate Box If A Member Of A Group
          (a)
          (b) x


3.  SEC Use Only


4.  Source of Funds
          OO


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization
          United States


Number of                         7.  Sole Voting Power
Shares                                  66,750 shares
Beneficially                      8.  Shared Voting Power
Owned By                                0 shares
Each                              9.  Sole Dispositive Power
Reporting                               66,750 shares
Person                           10.  Shared Dispositive Power
With                                    0 shares


11  Aggregate Amount Beneficially Owned By Each Reporting Person
          66,750 shares


12.  Check If The Aggregate Amount In Row (11) Excludes Certain Shares


13.  Percent Of Class Represented By Amount In Row 11
          0.30 percent


14.  Type Of Reporting Person
          IN

CUSIP NO. 46118N101               13D

1. Names Of Reporting Persons. I.R.S. Identification No. Of Above Person (Entities Only)
          Alan Schoaf


2.  Check The Appropriate Box If A Member Of A Group
          (a)
          (b) x


3.  SEC Use Only


4.  Source of Funds
          OO


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization
          United States


Number of                         7.  Sole Voting Power
Shares                                  66,750 shares
Beneficially                      8.  Shared Voting Power
Owned By                                0 shares
Each                              9.  Sole Dispositive Power
Reporting                               66,750 shares
Person                           10.  Shared Dispositive Power
With                                    0 shares


11  Aggregate Amount Beneficially Owned By Each Reporting Person
          66,750 shares


12.  Check If The Aggregate Amount In Row (11) Excludes Certain Shares


13.  Percent Of Class Represented By Amount In Row 11
          0.30 percent


14.  Type Of Reporting Person
          IN

CUSIP NO. 46118N101               13D

1. Names Of Reporting Persons. I.R.S. Identification No. Of Above Person (Entities Only)
          G. Alfred Roensch, TTEE, G. ALFRED Roensch Trust


2.  Check The Appropriate Box If A Member Of A Group
          (a)
          (b) x


3.  SEC Use Only


4.  Source of Funds
          OO


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization
          California


Number of                         7.  Sole Voting Power
Shares                                  12,500 shares
Beneficially                      8.  Shared Voting Power
Owned By                                0 shares
Each                              9.  Sole Dispositive Power
Reporting                               12,500 shares
Person                           10.  Shared Dispositive Power
With                                    0 shares


11  Aggregate Amount Beneficially Owned By Each Reporting Person
          12,500 shares


12.  Check If The Aggregate Amount In Row (11) Excludes Certain Shares


13.  Percent Of Class Represented By Amount In Row 11
          0.06 percent


14.  Type Of Reporting Person
          OO

Item 1.  Security and Issuer

This Schedule 13D relates to shares of common stock, par value $0.001 ("Common Stock") of Intraop Medical Corporation (formerly named
"Digitalpreviews.com, Inc.) a Nevada corporation ("the Company"). The Company's principal executive offices are located at 7408 Comstock Circle, Salt Lake City, Utah.


Item 2.  Identity and Background

  (a) This Schedule 13D is being jointly filed by: (i) Constantino Galaxidas Real Estate Money Purchase Pension Plan, a California trust ("Galaxadis"), (ii) Richard From, a natural person, (iii) John From, a natural person, (iv) Carl Hsu, a natural person, (v) William Minor, a natural person, (vi) Todd Fuller, a natural person, (vii) Peyton, Chandler & Sullivan, Inc., a corporation ("PCS"), (viii) Altavilla Family Trust, a California trust ("Altavilla"), (ix) Marlin Molinaro, a natural person, (x) Alan Schoaf, a natural person, and (xi) G. Alfred Roensch, TTEE, G. Alfred Roensch trust, a California trust (together referred to herein as the "Reporting Person(s)").

  (b)  The addresses of the Reporting Persons are as follows:

     i.  Constantino Galaxidas Real Estate Money Purchase Pension Plan:
         1205 La Sierra Drive, Sacramento, CA 95864.

    ii.  Richard From:  3104 Strand Road, Rocklin, CA 95765.

   iii.  John From:  3115 Strand Road, Rocklin, CA 95765.

    iv.  Carl Hsu:  4559 Bailey Way, Sacramento, CA 95864.

     v.  William Minor:  P.O. Box 1349, Sylacauga, AL 35150.

    vi.  Todd Fuller:  3224 Corniche Lane, Roseville, CA 95661.

   vii.  Peyton, Chandler & Sullivan, Inc., 720 Sunrise Ave.,
         Suite 100-C, Roseville, CA 95661.

  viii.  Altavilla Family Trust: 510 E. 96th Street, Suite 125,
         Indianapolis, IN 46240.

    ix.  Marlin G. Molinaro: 510 E. 96th Street, Suite 125,
         Indianapolis, IN 46240.

     x.  Alan C. Schoaf: 510 E. 96th Street, Suite 125,
         Indianapolis, IN 46240.

    xi.  G. Alfred Roensch, TTEE, G. Alfred Roensch Trust:
         1035 Cresta Way #1, San Rafael, CA 94903.

  (c)
     i.  Not applicable.

    ii. Mr. Richard From serves as the President and Chief Executive Officer ("CEO") of Peyton, Chandler & Sullivan, Inc., a securities broker-dealer, 720 Sunrise Ave., Suite 100-C, Roseville, CA 95661.

   iii.  Mr. John From is a claims administrator with Nationwide
         Insurance Co., 1601 Exposition Blvd., Sacramento, CA 95815.

    iv. Mr. Hsu is a self employed MD located at 1995 Zinfandel Drive, Suite 105, Rancho Cordova, CA 95670.

     v. Mr. Minor is a business owner located at 36708 Hwy 280, Sylacauga, AL 35150.

    vi. Mr. Fuller serves as a V.P. of Corporate Finance for Peyton, Chandler & Sullivan, Inc., a securities broker-dealer, 720 Sunrise Ave., Suite 100-C, Roseville, CA 95661.

   vii.  Not applicable.

  viii.  Not applicable.

    ix. Mr. Marlin Molinaro is a S.V.P. with Summit Financial Partners LLC, 510 E. 96th Street, Suite 125, Indianapolis, IN 46240.

     x. Mr. Alan Schoaf is a S.V.P. with Summit Financial Partners LLC, 510 E. 96th Street, Suite 125, Indianapolis, IN 46240.

    xi.  Not applicable.

  (d) and (e)  During the last five years none of the Reporting Persons
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, except as disclosed in the following paragraph:

Richard From, without admitting or denying fault, was fined $25,000 by the NASD, suspended from the NASD for 90 days, and ordered by the NASD to pay restitution to clients. Mr. From has completed his suspension, made restitution to his clients, and has made payment arrangements for his fine. For more information contact the NASD regarding case number CMS 020090.

  (f) The following is the citizenship or place of organization (as applicable) of each Reporting Person:

     i.  Constantino Galaxidas Real Estate Money Purchase Pension Plan:
         California
    ii.  Richard From:  United States
   iii.  John From:  United States
    iv.  Carl Hsu:  United States
     v.  William Minor:  United States
    vi.  Todd Fuller:  United States
   vii.  Peyton, Chandler & Sullivan, Inc.:  California
  viii.  Altavilla Family Trust:  California
    ix.  Marlin Molinaro:  United States
     x.  Alan Schoaf:  United States
    xi.  G. Alfred Roensch, TTEE, G. Alfred Roensch Trust:  California

Item 3.  Source and Amount of Funds or Other Consideration

The 2,264,735 shares acquired by the Reporting Persons were acquired from certain shareholders of the Company in exchange for an aggregate of $450,000 in cash and certain services performed or to be performed in connection with the contemplated merger with Intraop Medical, Inc., a privately held Delaware corporation located in Santa Clara, California ("Intraop").


Item 4.  Purpose of Transaction

The undersigned have acquired the common stock of the Company as an investment. The undersigned may acquire additional securities of the Company or dispose of securities of the Company in connection with their investment activities.

The acquisitions reported hereunder were made in contemplation of the proposed merger described above. Also, as provided for in the Agreement for the Purchase of Common Stock dated as of October 3, 2003 and attached hereto as Exhibit No. 1, David Shamy, who currently holds approximately 90 percent of the Company's common stock (20,000,000 shares) has agreed that up to 19,982,265 of his shares may be canceled by the Company and has received remuneration as part of $450,000 paid to certain shareholders of the Company. It is expected that all of such shares will be cancelled in the merger and Mr. Shamy is not expected to receive any further consideration for his stock. Certain of the Reporting Persons are providing services to the Company and Intraop in connection with the proposed merger.

Each of the Reporting Persons intends to continuously review its investment in the Company, and may in the future determine, either alone or as part of a group, to acquire additional securities of the Company, through open market purchases or private agreements. Each of the Reporting Persons may also dispose of all or a portion of the shares of Common Stock through open market transactions or in privately negotiated transactions to one or more persons, and may consider alternatives with respect to the securities of the Company. Notwithstanding anything contained herein, each of the Reporting Persons reserves the right to change its intention with respect to any or all such matters. Each of the Reporting Persons disclaims beneficial ownership of shares held by any other Reporting Person.


Item 5.  Interest in Securities of the Issuer

     i. Constantino Galaxidas Real Estate Money Purchase Pension Plan is the beneficial owner of 66,667 shares of Common Stock. Such shares represent approximately 0.30 percent of the 22,284,000 shares of Common Stock currently outstanding. Constantino Galaxidas Real Estate Money Purchase Pension Plan has sole voting and dispositive power over 66,667 shares of Common Stock.

    ii. Richard From is the beneficial owner of 677,436 shares of Common Stock. Such shares represent approximately 3.04 percent of the 22,284,000 shares of Common Stock currently outstanding. Richard From has sole voting and dispositive power over 452,436 shares of Common Stock.

  iii. John From is the beneficial owner of 652,235 shares of Common Stock. Such shares represent approximately 2.93 percent of the 22,284,000 shares of Common Stock currently outstanding. John From has sole voting and dispositive power over 652,235 shares of Common Stock.

   iv. Carl Hsu is the beneficial owner of 66,667 shares of Common Stock. Such shares represent approximately 0.30 percent of the 22,284,000 shares of Common Stock currently outstanding. Carl Hsu has sole voting and dispositive power over 6,667 shares of Common Stock.

     v. William Minor is the beneficial owner of 200,000 shares of Common Stock. Such shares represent approximately 0.90 percent of the 22,284,000 shares of Common Stock currently outstanding. William Minor has sole voting and dispositive power over 200,000 shares of Common Stock.

    vi. Todd Fuller is the beneficial owner of 144,230 shares of Common Stock. Such shares represent approximately 0.65 percent of the 22,284,000 shares of Common Stock currently outstanding. Todd Fuller has sole voting and dispositive power over 144,230 shares of Common Stock.

   vii. Peyton, Chandler & Sullivan, Inc. is the beneficial owner of 225,000 shares of Common Stock. Such shares represent approximately
1.01 percent of the 22,284,000 shares of Common Stock currently outstanding. Peyton, Chandler & Sullivan, Inc. has sole voting and dispositive power over 225,000 shares of Common Stock.

  viii. Altavilla Family Trust is the beneficial owner of 311,500 shares of Common Stock. Such shares represent approximately 1.40 percent of the 22,284,000 shares of Common Stock currently outstanding. Altavilla Family Trust has sole voting and dispositive power over 311,500 shares of Common Stock.

    ix. Marlin Molinaro is the beneficial owner of 66,750 shares of Common Stock. Such shares represent approximately 0.30 percent of the 22,284,000 shares of Common Stock currently outstanding. Marlin Molinaro has sole voting and dispositive power over 66,750 shares of Common Stock.

     x. Alan Schoaf is the beneficial owner of 66,750 shares of Common Stock. Such shares represent approximately 0.30 percent of the 22,284,000 shares of Common Stock currently outstanding. Alan Schoaf has sole voting and dispositive power over 66,750 shares of Common Stock.

    xi. G. Alfred Roensch, TTEE, G. Alfred Roensch Trust is the beneficial owner of 12,500 shares of Common Stock. Such shares represent approximately 0.06 percent of the 22,284,000 shares of Common Stock currently outstanding. G. Alfred Roensch, TTEE, G. Alfred
Roensch Trust has sole voting and dispositive power over 12,500 shares of Common Stock.

The total aggregate ownership represented by the Reporting Persons is 2,264,735 shares, representing approximately 10.16 percent of the 22,284,000 shares of Common Stock outstanding. Each Reporting Person disclaims beneficial ownership of shares held by any other Reporting Person, except that Richard From does not disclaim beneficial ownership of the shares held of record by Peyton, Chandler & Sullivan, Inc. as he is the chief executive officer and principal stockholder of Peyton, Chandler & Sullivan, Inc.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

This joint filing is made pursuant to the Joint Filing Agreement dated February 23, 2004 attached hereto as Exhibit 4.


Item 7.  Material to be Filed as Exhibits

     EXHIBIT NO.               DESCRIPTION
          1 Agreement for the Purchase of Common Stock dated as of October 3, 2003

          2          Agreement to Jointly File Schedule 13D dated
                     February 23, 2004

                               SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 23, 2004




/s/Constantino Galaxidas              /s/William Minor
------------------------------        ------------------------------
Constantino Galaxidas Real            William Minor
Estate Money Purchase Pension Plan
By:  Constantino Galaxidas




/s/Richard From                       /s/Todd Fuller
------------------------------        ------------------------------
Richard From                          Todd Fuller




/s/John From                          /s/Richard From
------------------------------        ------------------------------
John From                             Peyton, Chandler & Sullivan, Inc.
                                      By:  Richard From




/s/Carl Hsu                           /s/Alan Schoaf
------------------------------        ------------------------------
Carl Hsu                              Alan Schoaf




/s/Anthony and Leslie Altavilla       /s/G. Alfred Roensch
-----------------------------         ------------------------------
Altavilla Family Trust                G. Alfred Roensch, TTEE, G
Anthony and Leslie Altavilla          Alfred Roensch Trust
                                      By:  G. Alfred Roensch




/s/Marlin Molinaro
-----------------------------
Marlin Molinaro

                             Exhibit Index


EXHIBIT REFERENCE     DESCRIPTION

     1. Agreement for the Purchase of Common Stock dated as of October 3, 2003

     2.               Agreement to Jointly File Schedule 13D

                               Exhibit 1
               Agreement For The Purchase of Common Stock
                            Dated October 3, 2003


THIS AGREEMENT ("Agreement") made as of the 3rd day of October 2003 by and between Intraop Medical Corporation, a Nevada corporation
(formerly Digitalpreviews.com, Inc. ("Digital")), David Shamy
("Shamy"), certain other holders of shares of Digital (collectively with Shamy, the "Selling Shareholders"), Peyton, Chandler & Sullivan, Inc. ("PCS") and Richard From ("From") for himself and as representative of certain individuals as described herein.


                               Recitals

A. On October 3, 2003, the parties executed an Agreement for the Purchase of Common Stock and such agreement was amended by the parties
on January 9, 2004 (the "Original Agreement").   The parties are
entered into an Escrow Agreement on October 3, 2003 for the purpose of facilitating the transactions described in the Original Agreement (the "Escrow Agreement").

B. As evidenced by the course of conduct of the parties since the signing of the Original Agreement, it has become apparent that the Original Agreement, including the amendment, did not accurately reflect the terms and conditions of the transaction described therein as the parties had intended at the time such Original Agreement and amendment were executed.

C. In order to avoid confusion and to ensure that the transaction is correctly described in a single accurate document, the parties desire to amend and restate the Original Agreement in its entirety as of October 3, 2003 as follows:


                                AGREEMENT

In consideration of the mutual promises, covenants, and representations contained herein, THE PARTIES HERETO AGREE AS FOLLOWS:


                     SECTION 1.  SALE OF SECURITIES.

1.1 Sale of Securities. Subject to the terms and conditions hereof, at the Closing, the Selling Shareholders will transfer and sell to PCS and/or its assigns, and PCS and/or its assigns (the "Purchasers") agree to purchase from the Selling Shareholders, an aggregate of 2,264,735 shares (after taking into account a 20-for-1 forward stock split) (the "Shares") for a total aggregate purchase price of Four Hundred Fifty Thousand Dollars ($450,000) (the "Purchase Price").

1.2 Deposit. On execution of this Agreement PCS will deposit with Patricia Cudd, Esq., as escrow agent (the "Escrow Agent") under the Escrow Agreement, the amount of Fifty Thousand ($50,000) to be applied to the Purchase Price. The deposit will be held in escrow by the Escrow Agent until (i) all stock certificates representing the Shares, along with irrevocable stock powers for each certificate, signed by each Selling Shareholder with a Medallion Guarantee, and (ii) the balance of the Purchase Price has been deposited into escrow. The certificates and Purchase Price will then be distributed by the Escrow Agent in accordance with the terms of the Escrow Agreement.

1.3 Effect of Stock Split. It is understood and acknowledged by the parties that the certificates to be deposited into escrow will not reflect the 20-for-1 forward stock split which Digital's Board of Directors approved on September 24, 2003, and the new certificates to be issued to the Purchasers will reflect such stock split.

1.4 Payment of Balance of Purchase Price and Closing. On or before December 1, 2003, the Purchasers shall deposit with the Escrow Agent the balance of the Purchase Price and closing for the purchase shall occur within five (5) days thereafter. In the event the balance is not paid by December 1, 2003, all funds in escrow will be returned to the Purchasers and all certificates and other documents will be returned to the Selling Shareholders. At or after the Closing (i) PCS will instruct the Escrow Agent as to allocation of the Shares among the Purchasers, including assignees of PCS and (ii) Shamy will instruct the Escrow Agent as to allocation of the Purchase Price among the Selling Shareholders, including any amounts allocated to Shamy in connection with his agreement to cancel shares as described herein.


            SECTION 2.  REPRESENTATIONS AND WARRANTIES

Shamy, on behalf of himself, Digital and the Selling Shareholders, represents and warrants to PCS the following:

2.1 Organization. Digital is a corporation duly organized, validly existing, and in good standing under the laws of Nevada, has all necessary corporate powers to own properties and carry on a business, and is duly qualified to do business and is in good standing in Nevada. All actions taken by the incorporators, directors and/or shareholders of Digital have been valid and in accordance with the laws of the State of Nevada.

2.2 Capital. The authorized capital stock of digital consists of 50,000,000 shares of Common Stock, $.001 par value, of which 22,284,000 Shares are issued and outstanding. There are 5,000,000 shares of Preferred Stock, $001 par value, of which none are issued and outstanding. All outstanding Shares are fully paid and non-assessable, free of liens, encumbrances, options, restrictions and legal or equitable rights of others not a party to this Agreement. Except as set forth in Digital's financial statements as filed with the Securities and Exchange Commission, at the Closing, there will be no outstanding subscriptions, options, rights, warrants, convertible securities, or other agreements or commitments obligating Digital to issue or to transfer from treasury any additional shares of its capital stock.

2.3 Financial Statements. The audited balance sheets as of December 31, 2002, the Company's fiscal year end, and the related statements of income and retained earnings for the period then ended have been prepared in accordance with generally accepted accounting principles consistently followed by Digital throughout the periods indicated, and fairly present the financial position of Digital as of the date of the balance sheet included in the financial statements, and the results of its operations for the periods indicated.

2.4 Absence of Changes. Since December 31, 2002, there has been no change in the financial condition or operations of Digital, except changes in the ordinary course of business, which changes have not in the aggregate been materially adverse.

2.5 Filings with SEC and other Government Agencies. Digital has filed all required filings with the Securities and Exchange Commission and
with other Government, including the State of Nevada.   On and after
the Closing, PCS will have full responsibility for filing with the SEC any documents required to be filed by PCS and/or the Purchasers.

2.6 Liabilities. Digital did not as of December 31, 2002, and at the date of this Agreement, and will not, as of Closing, have any debt, liability, or obligation of any nature, whether accrued, absolute, contingent, or otherwise, and whether due or to become due, that is not reflected in Digital's balance sheet as of December 31, 2002 and the unaudited balance sheet dated September 30, 2003. Digital is not aware of any pending, threatened or asserted claims, lawsuits or contingencies involving Digital or its shares of equity securities. There is no dispute of any kind between Digital and any third party, and no such dispute will exist at the Closing of this Transaction. At the Closing, Digital will be free from any and all liabilities, liens, claims and/or commitments.

2.7 Tax Returns. Digital will file all federal, state, and local tax returns required by law through December 31, 2002. Digital has paid, or will pay by the Closing, all taxes, assessments, and penalties due and payable. No federal income tax returns of Digital have been audited by the Internal Revenue Service. The provisions for taxes, if any, reflected in Digital's balance sheet as of December 31, 2002, is adequate for any and all federal, state, county, and local taxes for the period ending on the date of that balance sheet and for all prior periods, whether or not disputed. There are no present disputes as to taxes of any nature payable by digital as of the Closing, there shall be no taxes of any kind due or owing.

2.8 Ability to Carry Out Obligations. The Selling Shareholders each have the right, power and authority to perform their obligations under this Agreement. The execution and delivery of this Agreement by Shamy and the performance of his and the Selling Shareholders' obligations hereunder will not cause, constitute, or conflict with or result in (a) any breach or violation or any of the provisions of or constitute a default under any license, indenture, mortgage, charter, instrument, articles of incorporation, bylaw, or other agreement or instrument to which Digital, its officers or directors or any of the Selling Shareholders are a party, or by which they may be bound, nor will any consents or authorizations of any party other than those hereto be required, (b) an event that would cause PCS (and/or its assigns) to be liable to any party or (c) an event that would result in the creation or imposition of any lien, charge or encumbrance on any asset of Digital or upon the Shares.

2.9 Full Disclosure. None of representations and warranties made by or in any certificate or memorandum furnished or to be furnished by the Selling Shareholders, Digital, or on their behalf, contains or will contain any untrue statement of a material fact, or omit any material fact the omission of which would be misleading.

2.10 Contracts, Leases and Assets. Digital is not a party to any contract, agreement or lease. No person holds a power of attorney from Digital. At the Closing, Digital will have no assets or liabilities.

2.11 Compliance with Laws. Digital has complied with, and is not in violation of any federal, state, or local statute, law, and/or regulation pertaining to Digital. Digital has complied with all federal and state securities laws in connection with the offer, sale
and distribution of its securities.    At the time Digital sold the
Shares to the Selling Shareholders, Digital was entitled to use the exemptions provided by the Securities Act of 1933 relative to the sale of its Shares. The Shares are being sold in a private transaction between the Selling Shareholders and the Purchasers, and it is understood that the Shares are subject to trading restrictions under the Securities Act of 1933, as amended and the rules thereunder.

2.12 Litigation. Digital is not (and has not been) a party to any suit, action, arbitration, or legal administrative, or other proceeding, or pending governmental investigation. To the best knowledge of Shamy, there is no basis for any such action or proceeding and no such action or proceeding is threatened against Digital.
Digital is not subject to or in default with respect to any order, writ, injunction, or decree of any federal, state, local, or foreign court, department, agency, or instrumentality.

2.13 Conduct of Business. Prior to the Closing, Digital shall conduct its business in the normal course, and shall not (without prior written approval of PCS) (i) sell, pledge, or assign any assets, (ii) amend its certificate of Incorporation or Bylaws, (iii) declare dividends, redeem or sell stock or other securities, (iv) incur any liabilities, except in the normal course of business, (v) acquire or dispose of any assets, enter into any contract, guarantee obligations of any third party, or
(vi) enter into any other transaction.

2.14 Corporate Documents. Each of the following documents, which are true, complete and correct in all material respects, will be submitted at the Closing:

     (i)  Certificate of Incorporation;

    (ii)  Bylaws;

   (iii)  Consents of Shareholders;

    (iv)  Consents of the board of directors;

     (v)  List of officers and directors;

    (vi) Balance Sheet as of December 31, 2002, together with other financial statements, if any, described in Section 2.3;

   (vii)  Secretary of State Filing Receipt;

  (viii) Copies of all federal and state income tax returns, if any, of Digital;

    (ix)  Stock register and stock certificate records of Digital.

2.15 Closing Documents. All minutes, consents or other documents pertaining to Digital to be delivered at the Closing shall be valid and in accordance with the laws of Nevada.

2.16 Title. Each Selling Shareholder has good and marketable title to all of the Shares being sold by him pursuant to this Agreement. The Shares will be, at the Closing, free and clear of all lines, security interests, pledges, charges, claims, encumbrances and restrictions of any kind. None of the Shares are or will be subject to any voting trust or agreement. No person holds or has the right to receive any proxy or similar instrument with respect to such Shares. Except as provided in this Agreement, the Selling Shareholders and Digital are not parties to any agreement which offers or grants to any person the right to purchase or acquire any of the Shares. There is no applicable local, state or federal law, rule, regulation or decree which would, as a result of the purchase of the Shares hereunder, impair, restrict or delay voting rights with respect to the Shares.

2.17 Representations. All representations shall be true as of the Closing and all such representations shall survive the Closing.


           SECTION 3.  COVENANTS AND AGREEMENTS OF SHAMY WITH
                       RESPECT TO RETAINED SHARES

3.1 Retained Shares. Upon completion of the Closing, Shamy will retain control of his Twenty Million (20,000,000) common shares of Digital (the "Retained Shares").

3.2 Cancellation of Shares. In exchange for allocation of a portion of the Purchase Price hereunder, Shamy hereby agrees that up to 19,982,265 of his Retained Shares may be cancelled and retired by Digital at any time, effective upon written notice of same by Digital to Shamy. Digital may allow Shamy to retain a portion of his Retained Shares. Upon receipt of written notice of cancellation, Shamy shall tender to Digital the certificate representing the Retained Shares (which may be in pre-split amounts) for cancellation. Digital will promptly deliver to Shamy a certificate representing the retained Shares not cancelled and retired. Failure by Shamy to deliver his certificate will not vitiate the cancellation, which shall be effective upon notice to Shamy, but delivery of a certificate or declaration of lost certificate with appropriate indemnity shall be required before Digital is obligated to deliver Shamy a certificate for the uncancelled Retained Shares.

3.3 Digital Capitalization. Shamy will not to sell, cancel, or otherwise dispose of any of his Retained Shares that are subject to
cancellation unless agreed to by Digital.   Digital will not change its
capitalization, other than the cancellation of certain warrants or in connection with any proposed merger, until PCS advises Digital that it is determined a merger with an operating company will not occur. Digital agrees to provide PCS and From advance notice if considering any changes to Digital's capitalization and prior to making any changes.

3.4 Understandings With Respect to Other Shares. The parties hereto acknowledge that the Selling Shareholders will retain 19,265 common shares and Shamy will retain at least 17,735 share. Such shares are not subject to the provisions of this Agreement.


                      SECTION 4.  INVESTMENT INTENT

4.1 Transfer Restrictions. PCS, on behalf of itself and its assigns, agrees that the securities being acquired pursuant to this Agreement may be sold, pledged, assigned, hypothecated or otherwise transferred, with or without consideration ("Transfer") only pursuant to an effective registration statement under the Act of 1933, as amended (the "Act") or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of Digital. PCS, on behalf of itself and its assigns, agrees, prior to any transfer, to give written notice to Digital expressing its desire to effect the transfer and describing the proposed Transfer. Digital will not unduly delay or refuse to render a legal opinion to permit shareholder of digital to transfer their securities, once a public market for the Shares develops.


                       SECTION 5.  CLOSING

5.1 Closing. The Closing of this transaction will occur when all of the documents and consideration described below have been delivered (the "Closing"). Unless the Closing of this transaction takes place on or before December 1, 2003, then either party may terminate this Agreement. If this Agreement is terminated due to the failure of the Selling Shareholders to provide the documents specified in Section 2.14, or the documents listed below in Section 5.2, then all consideration paid by PCS shall be returned to PCS. If this Agreement is terminated by the Selling Shareholders due to the failure of PCS to provide the consideration specified below, then the deposit previously paid by PCS will be forfeited to the Selling Shareholders and PCS will have no further liability to the Selling Shareholders. This Agreement can be terminated in the event of any material breach by either party.

5.2 Documents to be Delivered at Closing. As part of the Closing, those documents listed in 2.14 of this Agreement, as well as the following documents, in form reasonably acceptable to counsel to the parties, shall be delivered:

  (a)  By the Selling Shareholders:

     (i) stock certificate or certificates, along with stock powers, representing Selling Shareholders shares;

    (ii) financial statements of Digital including a balance sheet dated as of December 31, 2002 and statements of operations, stockholders' equity and cash flows for the twelve month period then ended; along with unaudited balance sheets through June 30, 2003;

   (iii) true and correct copies of all of the business and corporate records of Digital, including but not limited to correspondence files, bank statements, checkbooks, savings account books, minutes of shareholder and directors meetings or consents, financial statements, shareholder listings, stock transfer records, agreements and contracts; and

    (iv) such other documents of Digital as may be reasonably required by PCS.

The financial statements of Digital shall be done in accordance with generally accepted accounting standards, and the financial statements covered by the report present fairly, in all material respects, the financial position of Digital as of December 31, 2002, and the results of its operations and its cash flows for the twelve months ended December 31, 2002, in conformity with generally accepted accounting principles.

  (b)  By PCS:

     (i) wire transfer to Patricia Cudd, Esq. COLTAF Trust Account, the amount of $400,000 representing the balance of the payment for the Purchase Price for the Shares.

          WIRE TRANSFER INSTRUCTIONS
          Patricia Cudd, Attorney at Law
          COLTAF Trust Account

          KeyBank, N.A.
          3300 East First Avenue
          Denver, Colorado
          Account Name: Patricia Cudd, Attorney at Law Trust Account Account Number: 825959843
          ABA (Routing) Number:  3070-7026-7


                          SECTION 6.  REMEDIES

6.1 Arbitration. Any controversy of claim arising out of, or relating to, this Agreement, or the making, performance, or interpretation thereof, shall be settled by arbitration in Utah, in accordance with the Rules of the American Arbitration Association then existing, and judgment on the arbitration award may be entered in any court having jurisdiction over the subject matter of the controversy.

6.2 Termination. In addition to any other remedies, PCS may terminate this Agreement, if at the Closing, the Selling Shareholders have failed to comply totally with all material terms of this Agreement, have failed to supply any documents required by this Agreement unless they do not exist, or have failed to disclose any material facts which could have a substantial effect on any part of this transaction.

6.3 Indemnification. The Selling Shareholders and digital singly, jointly and severally, agree to indemnify PCS against all actual losses, damages and expenses caused by (i) any material breach of this Agreement by them or any material misrepresentation of the Selling Shareholders contained herein, or (ii) any misstatement of a material fact or omission to state a material fact required to be stated herein or necessary to make the statements herein not misleading.

6.4 Indemnification Non-Exclusive. The foregoing indemnification provision is in addition to, and not derogation of any statutory, equitable or common law remedy any party may have for breach of representation, warranty, covenant or agreement.


                        SECTION 7.  MISCELLANEOUS

7.1 Captions and Headings. The article and paragraph headings throughout this Agreement are for convenience and reference only, and shall in no way be deemed to define, limit, or add to the meaning of any provision of this Agreement.

7.2 No Oral Change. This Agreement and any provision hereof, may not be waived, changed, modified, or discharged, orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, or discharge is sought.

7.3 Non Waiver. Except as otherwise expressly provided herein, no waiver of any covenant, condition, or provision of this Agreement shall be deemed to have been made unless expressly in writing and signed by the party against whom such waiver is charged; and (i) the failure of any party to insist in any one or more cases upon the performance of any of the provisions, covenants, or conditions of this Agreement or to exercise any option herein contained shall not be construed as a waiver or relinquishment for the future of any such provisions, covenants, or conditions, (ii) the acceptance of performance of anything required by this Agreement to be performed with knowledge of the breach or failure of a covenant, condition, or provision hereof shall not be deemed a waiver of such breach or failure, and (iii) no waiver by any party of one breach by another party shall be construed as a waiver with respect to any other or subsequent breach.

7.4 Time of Essence. Time is of the essence of this Agreement and of each and every provision hereof.

7.5 Entire Agreement. This Agreement, including any and all attachments hereto, if any, contains the entire Agreement and understanding between the parties hereto, and supersedes all prior agreements and understandings, including, but not limited to, the Original Agreement, which each party acknowledges is of no force or effect and is entirely amended and restated hereby. Each party expressly waives any liability whatsoever under the terms of the Original Agreement and agrees to look solely to this Agreement regarding the subject matter hereof.

7.6 Significant Changes. The Selling Shareholders understand that significant changes may be made in the capitalization and/or stock ownership of Digital, which changes could involve a reverse stock split and/or the issuance of additional Shares, thus possibly having a dramatic negative effect on the percentage of ownership and/or number of Shares owned by present shareholders of Digital.

7.7 Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile signatures will be acceptable to all parties.

7.8 Notices. All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service if served personally on the party to whom notice is to be given, or on the third day after mailing if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid, or on the second day if faxed, and properly addressed or faxed as follows:

          If to the Selling Shareholders:

          David Shamy
          P. O. Box 9301
          Salt Lake City, Utah 84109
          Phone - 801-949-9040
          Fax - 801-943-9374
          Email - dshamysprint@earthlink.net

          If to PCS:

          Peyton, Chandler & Sullivan, Inc.
          720 Sunrise Avenue, Suite 100-C
          Roseville, CA  95661
          Phone - 916-772-8111
          Fax - 916-772-8118
          Email - rfrom@investpcs.com

          with copies to:

          Phil E. Ray
          VentureVest Capital Corporation
          2530 West Long Circle
          Littleton, Colorado
          Phone - 303-730-7039
          Fax - 303-730-7947
          Email - phil@venturevest.com

7.9 Binding Effect. This Agreement shall inure to and be binding upon the heirs, executors, personal representatives, successors and assigns of each of the parties to this Agreement.

7.10 Effect of Closing. All representations, warranties, covenants, and agreements of the parties contained in this Agreement, or in any instrument, certificate, opinion, or other writing provided for in it, shall be true and correct as of the closing and shall survive the Closing of this Agreement.

7.11 Mutual Cooperation. The parties hereto shall cooperate with each other to achieve the purpose of this Agreement, and shall execute such other and further documents and take such other and further actions as may be necessary or convenient to effect the transaction described herein.

In witness whereof, this Agreement has been duly executed by the parties hereto as of the date first above written.

DIGITALPREVIEWS.COM, INC.



By:  /s/ David Shamy
     --------------------------
David Shamy - President


THE SELLING SHAREHOLDERS





By:  /s/ David Shamy
     -------------------------
David Shamy - Representing Selling Shareholders


PEYTON, CHANDLER & SULLIVAN, INC.





By: /s/ Richard From
    ---------------------------
Richard From, Principal

                                EXHIBIT 2

                 AGREEMENT TO JOINTLY FILE SCHEDULE 13D


     AGREEMENT dated as of February 23, 2004 by and among Constantino Galaxidas Real Estate Money Purchase Pension Plan, Richard From, John From, Carl Hsu, William Minor, Todd Fuller, Peyton, Chandler &
Sullivan, Inc., Altavilla Family Trust, Marlin Molinaro, Alan Schoaf and G. Alfred Roensch, TTEE, G. Alfred Roensch Trust.

     WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), the parties hereto have decided to satisfy their filing obligations under the 1934 Act by a single joint filing:

     NOW, THEREFORE, the undersigned hereby agree as follows:

     1. The Schedule 13D with respect to Intraop Medical Corporation, a Nevada corporation (formerly Digitalpreviews.com, Inc.), to which this Agreement is attached as Exhibit 1, is filed on behalf of Constantino Galaxidas Real Estate Money Purchase Pension Plan, Richard From, John From, Carl Hsu, William Minor, Todd Fuller, Peyton, Chandler & Sullivan, Inc., Altavilla Family Trust, Marlin Molinaro, Alan Schoaf and G. Alfred Roensch, TTEE, G. Alfred Roensch Trust.

     2. Constantino Galaxidas Real Estate Money Purchase Pension Plan, Richard From, John From, Carl Hsu, William Minor, Todd Fuller, Peyton, Chandler & Sullivan, Inc., Altavilla Family Trust, Marlin Molinaro, Alan Schoaf and G. Alfred Roensch, TTEE, G. Alfred Roensch Trust are each signing individually for their own individual representations relating to the completeness and accuracy of the information contained therein.

IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

/s/Constantino Galaxidas              /s/William Minor
------------------------------        ------------------------------
Constantino Galaxidas Real            William Minor
  Estate Money Purchase Pension Plan
By:  Constantino Galaxidas

/s/Richard From                       /s/Todd Fuller
------------------------------        ------------------------------
Richard From                          Todd Fuller


/s/John From                          /s/Richard From
------------------------------        ------------------------------
John From                             Peyton, Chandler & Sullivan, Inc.
                                      By:  Richard From


/s/Carl Hsu                           /s/Alan Schoaf
------------------------------        ------------------------------
Carl Hsu                              Alan Schoaf


/s/Anthony and Leslie Altavilla       /s/G. Alfred Roensch
-----------------------------         ------------------------------
Altavilla Family Trust                G. Alfred Roensch, TTEE, G
Anthony and Leslie Altavilla          Alfred Roensch Trust
                                      By:  G. Alfred Roensch




/s/Marlin Molinaro
-----------------------------
Marlin Molinaro





(footnote continued from previous page)

(footnote continued on next page)
CUSIP NO.  46118N101
13D
Page 12 of 31 Pages






Schedule 13G
Thomas E. Moore

|1191276-900500||
|02/24/04|